Exhibit 99.2

INVESTO

R PRESENTATION NASDAQ/TASE - FRSX 1 June 2022

FORWARD - LOOKING STATEMENTS 2 This presentation of Foresight Autonomous Holdings Ltd. (“Foresight” or the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, Foresight is using forward - looking statements in this presentation when it discusses market trends, commercial agreement and customization project with Elbit, joint POC with Global Top 3 tier 1 ZF, multiple POC projects with leading OEM/Tier 1s in North America, Japan and Europe, Elbit and Foresight’s joint solution, and Chinese market. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”) including, but not limited to, the risks detailed in the Company’s annual report on Form 20 - F, filed with the SEC on March 31, 2022. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements.

STRUCTURE 7.36%* 92.64%* Public Float 100% 15.39% Vision - based accident prevention and autonomous driving systems Vision - based systems for railway safety, security and maintenance Foresight Autonomous Holdings (FRSX) 100% AUTOMOTIVE MOBILE Cellular - based V2X system *As of June 15, 2022 CHANGZHOU Foresight Chinese Office 3

FORESIGHT AUTOMOTIVE AT A GLANCE

Advanced Safety Driver Assistance and Autonomous Driving Vision Solutions



Employees
~75
Mainly R&D

10
Patents

Traded:
TASE, NASDAQ (FRSX)

Core Technology
Software & Algorithms

Mature Technology
adapted from operational surveillance applications

Founded:
2015

Value Proposition
3D perception stereo solutions

FORESIGHT

4

MARKET TREND - STRETCHING SENSOR CAPABILITIES Seeing farther, smaller objects with higher accuracy - ScaleCam TM 5

MARKET TREND - ENHANCING EXISTING ADAS SYSTEMS Improving performance of existing ADAS systems – Mono2Stereo TM 6

MARKET TRENDS – EXTENDING DRIVING RANGE OF EV’S Passive technology - Less energy consumption = Extending range 7

MARKET TREND – STEALTH CAPABILITIES IN DEFENSE Passive 3D perception – Operates in stealth mode - QuadSight TM 2.0 8

MARKET TRACTION – CUSTOMER ENGAGEMENTS Commercial agreement with Elbit Systems Customization project with Elbit for a 3D perception solution to meet the requirements of the Israeli Defense Forces (IDF) - Elbit presented our joint solution at Eurosatory defense exhibition Successfully completed proof of concept (POC) with a leading European OEM Joint POC with ZF - Global Top 3 tier 1, following winning the CES 2022 pitch event Conducting multiple POC projects with leading OEM/Tier 1’s in North America, Japan, Europe and China Dozens of leads with OEMs/Tier 1s worldwide Strategic cooperation agreements with key industry players 9

JOINT POC WITH ZF – GLOBAL TIER 1 Winning CES pitch event in Jan 2022 Joint POC 10

ELBIT SYSTEMS & FORESIGHT’S JOINT SOLUTION Foresight’s passive stereo technology to replace LiDAR by Elbit systems Ltd. (Nasdaq/TASE ESLT) Foresight’s customized 3D perception solution is presented by Elbit on an IDF’s Unmanned Vehicle at Eurosatory – the largest defense exhibition in Europe The solution is intended for a few defense - related projects 11

ELBIT SYSTEMS & FORESIGHT’S JOINT SOLUTION Unmanned robotic combat vehicle 12

CHINESE MARKET China is largest automotive market in the world * Backed up with strong government support and shifting to global vehicle export Looking for disruptive technology to enable high level of autonomy Latest market traction: Established a fully owned local subsidiary in China – Foresight Changzhou Automotive Ltd. – enabling local business development and partnerships Multiple proof of concepts projects with leading Chinese vehicle manufacturers Cooperation agreement with a Chinese leading Tier One, Sunway - AI Technology (Changzhou) Co., Ltd., to commercialize autonomous technologies to the Chinese agriculture market *According to the International Trade Administration https://www.trade.gov/country - commercial - guides/china - automotive - industry 13

MARKETS Autonomous Vehicles Military Vehicles Industrial Vehicles 14

Paid Proof of Concepts Design Win Engagement (prototypes, tests & roadshows) Mass Production SALES CYCLE 15 Co - Development WE

Partnerships with blue - chip names across industries and engagements with highly attractive customers Strong IP protection across the entire suite of technology offerings Game changing software - oriented computer vision approach, advancing ADAS and Autonomous Driving solutions Proprietary solutions drive superior range and detection across weather conditions Massive growth opportunities across markets and high margin potential of software - focused solutions COMPANY HIGHLIGHTS 16

THANK YOU! Info@foresightauto.com www.foresightauto.com 17